

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 15, 2007

Robert Y. Lee, Chief Executive Officer
U. S. Dry Cleaning Corporation
125 Tahquitz Canyon Way, Suite 203
Palm Springs, CA 92262

>   **Re: U. S. Dry Cleaning Corporation**
>   **Form SB-2, Amendment no. 1 filed on March 1, 2007**
>   **File No. 333-139689**

Dear Mr. Lee:

We have reviewed your supplemental response letter dated March 1, 2007 as well as your filing and have the following comments. As noted in our comment letter dated January 25, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 8-K of December 30, 2005 filed on September 26, 2006

1. We note that you intend to amend the above Form 8-K on or about March 8, 2007. We believe that you should include the pro forma balance sheet giving effect to the acquisition as required by Item 310 (d) of Regulation S-B. Since such pro forma balance sheet was required in the original filed Form 8-K, it would be helpful to investor to see the effect of the acquisitions on the Company's financial statements as required by Item 310 (d) of Regulation S-B.

Form SB-2

Capitalization, page 9

2. Please revise the column "Historical" to read as "Historical as of December 31, 2006". Revise the amounts presented for the stockholders' equity to agree with the stockholders' equity as of December 31, 2006, presented on page F-30. Please note that the stockholders' equity presented on page 9 should agree with the historical financial statements presented in the filing.

Capitalization, page 9

3. We refer to your response to prior comment 2. Because the exercise of warrants represents a new investment decision, a current registration statement must be on file for the common stock underlying the warrants in order for a holder to exercise the warrants. We note that the specimen warrant certificate filed as exhibit 4.1 indicates that the company is not obligated to deliver any securities when the warrants are exercised unless there is a current registration statement. The agreement does not specify how the contract would be settled in the event that the company is unable to deliver registered shares. Paragraph 17 of EITF 00-19 indicates that net-cash settlement is assumed since it is unlikely that nonperformance would be an acceptable alternative. Because the delivery of registered shares is not within your control this criteria in 00-19 is not met and liability classification is appropriate for warrants which comprise part of the units being registered ant the warrants issued to underwriters as compensation. In addition the exception in paragraph 18 referred to in your response does not apply since an effective registration statement is required to exercise the warrants during the five years following the effective date of the offering.

Management's discussion and analysis or plan of operation
Going Concern Considerations, page 17

4. You indicate in the amended filing that "the financing transactions may be insufficient to fund our planned acquisitions, capital expenditures, working capital, and other cash requirements for the fiscal year ending September 30, 2007." Please describe in the amended filing your debt and/or equity financial transactions to fund the planned acquisitions, capital expenditures, working capital, and other cash requirements for the fiscal year ending September 30, 2007. Please note that your viable plans should exclude the proceeds to be raised by this registration statement. Please refer to the guidance provided in Section 607.02 of the Financial Reporting Codification.

Critical Accounting Policies
Long-Lived Assets, page 18
Goodwill

5. Please refer to the response to comment no. 4 and the revised disclosure in the amended filing. We note that you have not identified your reporting units for the impairment test. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has

been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Unaudited Pro Forma Combined Consolidated Financial Statements

6. We note on page F-53 that you have estimated $1.85 per share in recording the total purchase price in the acquisition of Cleaners Club. Please tell us how estimated the fair value of the common stock issued in the Cleaners Club acquisition Also, tell us if the Cleaners Club acquisition was with a related party.

Notes to Unaudited Pro Forma Combined Consolidated Financial Statements

Pro forma net loss per share

7. Please present on pages F-55 and F-56, pro forma net loss per share.

Note (A) Basis of Presentation

8. We note that the historical financial statements for Cleaners Club presented in the filing are for the year ended December 31, 2006. Disclose in the note how you prepared the historical statement of operations for Cleaners Club for the year ended September 30, 2006, presented in the pro forma financial information.

Note (C)

9. We note on page F-57 that the entire excess amount of the purchase price over the historical book value was allocated to the goodwill and none to the other identifiable intangible assets. Please tell us if you considered the guidance provided in Appendix A to SFAS 141 in allocating the purchase price. Disclose why the purchase price allocation is preliminary and describe any information needed to finalize the allocation. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Since materially different results might occur, include additional pro forma presentations that give effect to the range of possible results. See Article 11 of Regulation S-X

As appropriate, please amend your registration statement and other filings as indicated in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John J. Giovannone, ESQ.
Greenberg Traurig, LLP
Fax: (714) 708-6501